UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[ X ]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVX CORPORATION
ETIREMENT PLAN

Plan number: 001

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX CORPORATION
P.O. Box 867
Myrtle Beach, SC 29577-0867

IRS Employer Identification Number: 33-0379007

AVX CORPORATION RETIREMENT PLAN

*All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
AVX Corporation Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of AVX Corporation Retirement Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held (at end of year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
July 18, 2005

AVX CORPORATION RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
as of December 31, 2003 and 2004

Assets	2003	2004
Investments, at fair value:
AVX Corporation Common Stock	$15,012,320	$11,433,127
Kyocera Corporation American Depository Shares	8,695,023	8,765,020
Money Market Fund	11,768,944	9,353,469
Mutual Funds	32,413,009	36,994,736
Common/collective trust	---	642,288
Participant loans	2,193,320	1,861,742
Subtotal	70,082,616	69,050,382

Interest in AVX Corporation Master Trust	12,408,638	13,708,539

Total Investments	82,491,254	82,758,921

Receivables:
Employer contributions	1,579,465	1,699,149
Participant contributions	12,457	---
Total Receivables	1,591,922	1,699,149

Total Assets	84,083,176	84,458,070

Liabilities
Payable:
Excess participant contributions	1,029	---

Total Liabilities	1,029	---

Net assets available for benefits	$84,082,147	$84,458,070

The accompanying notes are an integral part of the financial statements.

AVX CORPORATION RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2004

2004
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,091,305
Interest and dividends	917,498
Net investment gain from interest in AVX Corporation Master Trust	1,945,614

Net investment income	3,954,417

Contributions:
Participant	2,320,962
Employer	4,149,866

Total contributions	6,470,828

Total additions	10,425,245

Deductions from net assets attributed to:
Benefits paid to participants	4,895,482
Administrative expenses	98,383
Transfers out of Plan	5,055,457

Total deductions	10,049,322

Net increase	375,923

Net assets available for benefits:
Beginning of year	84,082,147

End of year	$84,458,070

AVX CORPORATION RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan:

The following description of the AVX Corporation Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General:

The Plan is a defined contribution plan covering employees who have at least three months of service and are not hourly-paid employees or employees covered by a collective bargaining agreement (unless such agreement provides for participation in the Plan). The Plan includes a 401(k) feature to which employees can contribute, and AVX Corporation ("the Company") makes a matching contribution. The Plan also includes a discretionary contribution plan feature and a non-discretionary contribution plan feature to which participants are not required to contribute. The Plan is administered by the AVX Corporation Retirement Committee and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Plan assets are held in trust by HSBC Bank USA (the “Trustee”).

Payment of Benefits:

Upon retirement, total disablement or death, a participant or the participant's beneficiary is entitled to receive the value of the aggregate vested amount credited to the participant's account in a lump-sum payment or in installments over a period not to exceed the life expectancy of the participant or his or her beneficiaries. For the non-discretionary contribution portion of the account, payment of benefits is in monthly installments unless an alternate form of payment is elected. Upon the termination of employment of a participant other than by retirement, disability or death, such participant is entitled to the vested portion of his account. For the AVX Corporation Common Stock (“AVX Stock”), Kyocera Corporation American Depository Shares (“Kyocera ADS” or “ADS”), a participant will receive either cash or whole shares with any partial shares being paid in cash.

Participant Loans:

With certain restrictions, participants may borrow up to a maximum of 50% of their vested account balance or $50,000, whichever is less, repayable within five years except for borrowing for the purchase of a primary residence which is repayable during a period up to ten years. These loans bear interest at a rate equal to the commercial loan rate for similar loan types prevailing at the time the loan is originated. At December 31, 2004, interest rates ranged from 6.00% to 7.25%.

Administrative Expenses:

Expenses that arise in connection with the administration of the Plan are paid by the Plan.

Participant Accounts:

Each participant's account is credited with the participant's contributions and allocations of the Company's contribution and Plan earnings. Allocations are based on participant compensation or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

AVX CORPORATION RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Forfeited Accounts:
2. Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of certain assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of income and expenses during the reporting year. Actual results could differ from those estimates.

Valuation of Investments:

Investments are presented at estimated fair values. Investments in securities (ADS and common  stocks) traded on a national securities exchange are valued at the end of each business day based on closing quoted market prices. Temporary cash is invested in the HSBC Short-term Temporary Investment Fund, shares of mutual funds and units of the common/collective trust are valued at the net asset value of shares held by the Plan at the end of the year. Participant loans are valued at their outstanding balances, which approximate fair value. The investment in the AVX Corporation Master Trust (the “Master Trust”) is valued at the net asset value of units held by the Plan at the end of the year.

Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Investment Transactions and Investment Income:

Purchases and sales of securities are reflected on a trade-date basis and stated at market values based upon the closing sales prices on the last business day of the year as reported on the composite transaction tape. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

AVX CORPORATION RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3	Investments:

The Trustee invests the Plan's assets according to participant investment elections in the following investment options (employer matching contributions are non-participant-directed and are invested into AVX Stock):

Common Stock

AVX Corporation

American Depository Shares

Kyocera Corporation

Money Market Fund

Vanguard US Treasury Fund

Mutual Funds
T. Rowe Price Spectrum Income Fund (This fund was eliminated as an investment option in July 2003.)
Templeton Foreign Fund
Janus Balanced Fund
Janus Fund
Vanguard Index 500 Fund
MFS Emerging Growth Fund (This fund was eliminated as an investment option in July 2003.)
Lord Abbett Mid-Cap Value Fund
PIMCO Total Return Fund

Master Trust

AVX Corporation Master Trust (managed by Seligman Financial Advisors)

AVX CORPORATION RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The market values of the following investments represent 5% or more of the Plan's total assets available for benefits for the years ended December 31, 2003 and 2004, respectively:

December 31,	2003	2004

AVX Corporation Common Stock	$15,012,320	$11,433,127
Kyocera Corporation American Depository Shares	8,695,023	8,765,020
AVX Corporation Master Trust	12,408,638	13,708,539
Vanguard US Treasury Money Market Fund	11,768,944	9,353,469
Janus Balanced Fund	4,756,859	5,169,529
Vanguard Index 500 Fund	6,090,089	7,430,628
Janus Fund	7,767,519	7,667,756
T. Rowe Price Spectrum Income Fund	2,512,523	*
Templeton Foreign Fund	*	5,930,761
Lord Abbett Mid-Cap Value Fund	*	6,456,756

*Amounts were less than 5% of the Plan’s total assets available for benefits for the respective year.

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

AVX Corporation Common Stock	$ (3,404,990)
Kyocera Corporation American Depository Shares	1,231,536
Mutual Funds	3,264,759
Subtotal	1,091,305
AVX Corporation Master Trust	1,945,614
Total	$ 3,036,919

4.	Contributions and Vesting:

401(k) and Discretionary Contribution Plan Features:

Contributions from the Company are at the discretion of the Company's Board of Directors. Total contributions credited to any participant's account are limited to the lesser of 25% of the participant's annual compensation as defined in the Plan's provisions, or $41,000 in accordance with Section 415 of the Internal Revenue Code. All contribution percentages are set in accordance with the Internal Revenue Code. For the 401(k) feature, participant contributions are limited to 1% to 25% of compensation.

AVX CORPORATION RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Participants age 50 and older are eligible to make a catch up contribution of an additional $3,000 to the Plan once the participant meets the Maximum Elective Deferral Limit of $13,000 for the calendar year or once the Plan deferral limit of 25% has been reached for the calendar year. The Company will match the first 3% of pre-tax pay an employee contributes to the 401(k) portion of the Retirement Plan dollar for dollar into AVX Stock, regardless of how the employee invests his contributions.

The Company's fiscal year-end is March 31. The accompanying financial statements recognize any Company discretionary contributions approved by the Board of Directors in the Plan year.

Amounts attributable to the Company's contributions (excluding the 401(k) contribution) are vested according to the following table:

Vested Percentage
Years of Service	---Discretionary Contribution----
1 Year	0%
2 Years	15%
3 Years	30%
4 Years	45%
5 Years	60%
6 Years	80%
7 Years	100%

All Kyocera ADS and AVX Stock acquired with a participant's contributions are fully vested at all times. Kyocera ADS and AVX Stock acquired with the Company's matching 3% contributions are fully vested and non-forfeitable.

Non-discretionary Contribution Plan Features:

Non-discretionary Plan contributions made by the Company are non-elective and fully vested. The Company contributes 5% of each participant's eligible compensation for the year.

AVX CORPORATION RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.	Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2003	2004
Net Assets:
AVX Corporation Common Stock	$4,782,571	$4,144,787

Year Ended
December 31, 2004
Changes in Net Assets:
Contributions	$878,791
Dividends
Net depreciation
Benefits paid to participants	(235,446)
Transfers to participant-directed investments	(1,779)
$

6.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.	Tax Status:

The Plan received a favorable determination letter from the U.S. Treasury Department in April 2002 advising that it constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is thereby exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter; however, the Plan's administrator and tax counsel believe that the Plan has been operated in compliance with the applicable requirements of the Internal Revenue Code, and therefore, no provision for income taxes has been included in the Plan's financial statements. In addition, loans to participants qualified as party-in-interest transactions which are also exempt from the prohibited transaction rules.

Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan and credited to their account until such time as they withdraw their accumulated balance.

8.	Related-Party Transactions:

Certain Plan investments are shares of mutual funds managed by the Trustee. The Trustee is also the recordkeeper as defined by the Plan and; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $74,475 for the year ended December 31, 2004.

AVX CORPORATION RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The Plan allows for investment in shares of AVX Stock and in Kyocera ADS. As of December 31, 2003, the Plan held investments of $15,012,320 or 879,816 shares of AVX Stock and $8,695,023 or 126,191 shares of Kyocera ADS. As of December 31, 2004, the Plan held investments of $11,433,124 or 907,391 shares of AVX Stock and $8,765,020 or 113,861 shares of Kyocera ADS.

9.	Interest in AVX Corporation Master Trust:

The Plan's allocated participation in the Master Trust, as well as the individual participants' balances comprising the Plan's participation in the Master Trust, is determined by adding or deducting the participant’s allocations to, or withdrawals from, the Master Trust and a proportionate share of the other changes in the Master Trust's net assets (related principally to investment activities), based on the relative interest of the Plan's net assets to the Master Trust's net assets at the beginning of the plan year.

The Plan's allocated share of the Master Trust net assets was approximately 85.8% at December 31, 2003 and 80.9% at December 31, 2004.

At December 31, 2003 and 2004, the net assets of the Master Trust were composed of the following:

	2003	2004
Assets:
Investments at fair value:
Common stocks	$14,298,849	$16,780,952
Common/collective trust funds	128,425	134,002
Total Investments	14,427,274	16,914,954

Cash (overdraft)	(3,364)	397

Interest and dividends receivable	36,360	32,948

Net Assets	$14,460,270	$16,948,299

AVX CORPORATION RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The change in Master Trust net assets for the year ended December 31, 2004 was as follows:

2004
Additions:
Net appreciation in fair value of investments	$2,141,779
Interest and dividends	326,648
Total additions	2,468,427

Deductions:
Investment management expenses	83,821

Net increase from investment activity	2,384,606
Excess of fund allocations over fund withdrawals	103,423
Net increase	2,488,029

Net assets available for benefits:
Beginning of year	14,460,270
End of year	$16,948,299

The accounting policies of the Master Trust regarding basis of accounting, valuation of investments and investment transactions and investment income are the same as those for the Plan.

10.	Non-discrimination Compliance Testing:

Under IRS rules, companies are required to perform an annual testing of 401(k) plan participant contributions and company matching contributions for compliance with non-discrimination rules. For the 2003 calendar year, the Plan failed to pass the non-discrimination test. The results of the testing showed that the 401(k) contributions made by the highly compensated (employees who had total compensation of $90,000 or more in 2002) exceeded IRS limits. This means that a portion of the income deferred by this group of employees is required to be returned to the employee and reported as taxable income. Excess participant contributions of $1,029 for the 2003 calendar year were remitted to the employees in the 2004 calendar year. Starting in the 2004 calendar year this annual testing is no longer required because the Plan is qualified under the safe harbor rules.

11.	Transfers out of Plan:

During the first quarter of 2004, the accounts from employees of AVX Filters Corporation located in Sun Valley, hourly-paid employees at the AVX Tantalum Corporation location in Biddeford, hourly-paid employees at the Colorado Springs location and hourly-paid employees at the Atlanta location were transferred from the Plan to the AVX 401(k) Plan. The line item in the statement of changes in net assets called “Transfers out of Plan” includes the $4,879,145 which was transferred at that time.

AVX CORPORATION RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

12.	Subsequent Event:

In May 2005, the Company's Board of Directors approved discretionary Company contributions of $1,673,936 for the fiscal year ended March 31, 2005. This contribution will be included in the Plan for the year ended December 31, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX CORPORATION RETIREMENT PLAN

By:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Retirement Committee

Date:	July 18, 2005

AVX CORPORATION RETIREMENT PLAN
PN: 001
EIN: 33-0379007
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
As of December 31, 2004

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Market Value

*	AVX Corporation	Common Stock	$11,453,456	$11,433,127

*	Kyocera Corporation	American Depository Shares	**	8,765,020

	Vanguard US Treasury Fund	Money Market Fund	**	9,353,469

	T. Rowe Price Spectrum Income Fund	Mututal Fund	**	1,622,803
	Janus Balanced Fund	Mututal Fund	**	5,169,529
	Vanguard Index 500 Fund	Mututal Fund	**	7,430,628
	Janus Fund	Mututal Fund	**	7,667,756
	Templeton Foreign Fund	Mututal Fund	**	5,930,761
	Lord Abbett Mid-Cap Value Fund	Mututal Fund	**	6,456,756
	PIMCO Total Return Fund	Mututal Fund	**	2,716,503
				36,994,736

*	AVX Corporation	Master Trust	**	13,708,539

*	HSBC Bank USA Short-term Temporary Investment Fund	Common/collective trust	**	642,288

*	Participant Loans	Interest rates ranging from 6% - 7.25% and maturing through 2010.	**	1,861,742

		Total Investments		$82,758,921

* Denotes a party-in-interest.

** Cost information is not required for individual account plans with participant directed transactions.

AVX CORPORATION RETIREMENT PLAN
PN: 001
EIN: 33-0379007
Schedule H, Line 4(j) - Schedule of Reportable Transactions
Year Ended December 31, 2004

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain/ (Loss)

AVX Corporation	Common Stock	$ 5,068,427	$ 4,865,834	n/a	---	$ 5,068,427	$ 4,865,834	$(202,593)